File Number: 82-34808

CATLIN GROUP LIMITED





Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

05009187

13 June 2005

SUPPL

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Holding in Company 13 June 2005

Yours faithfully



Krupali Patel



PROCESSED
JUN 23 2005
THOMSON
FINANCIAL



Patel, Krupali

From: Burcke, James
Sent: 13 June 2005 14:58
To: 'Lara McMurray'
Cc: 'Liz Morley'; Primer, Daniel; Mullins, Lorraine; Malik, Robina; Patel, Krupali; Spurgin, William
Subject: RNS announcement

Catlin Group Limited

13 June 2005

Holding in Company

Catlin Group Limited (the Company) has been advised by J.P.Morgan Chase & Co. (JPMCC) that the JPMCC group has ceased to have a notifiable interest in the share capital of the Company.

-Ends-

James Burcke
Head of Communications
Catlin Group Limited
Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767 738
www.catlin.com